July 30, 2007

Securities and Exchange Commission

Mr. Karl Hiller, Branch Chief

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Murphy Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 001-08590

Dear Mr. Hiller:

This letter is Murphy Oil Corporation’s response to your staff comment letter dated June 28, 2007. For ease of review, the staff comments from that letter are included below in bold text, which are then followed by our response. We appreciate your agreement to extend the timing of our response pursuant to the telephone conversation of July 6, 2007 with Ms. Jenifer Gallagher of your office.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 1

Exploration and Production, page 1

1.	You name a number of principal fields with net production rates and your working interest. However, it appears you would also need to disclose net proved oil and gas reserve estimates and other information for each of these fields to comply with Instruction 3 to Item 102 of Regulations S-K. Providing this information only for large geographic areas is not generally sufficient.

We agree to provide in the 2007 Form 10-K the information included in Instruction 3 to Item 102 of Regulation S-K to correspond with the properties described in Item 2 of the Form 10-K.

An example of our expanded disclosure in Item 2. Properties that addresses proved reserves would be as follows:

“Total proved reserves at December 31, 2006 for the Kikeh field and Sarawak natural gas developments were 59.9 MMBOE and 44.6 MMBOE, respectively, which represented 22.8% and 17.0% of the Company’s total proved reserves.”

Securities and Exchange Commission

Mr. Karl Hiller, Branch Chief

July 30, 2007

2.	Please tell us the quantities of proved reserves attributed to Block 16 in Ecuador, included in your estimates of total reserves, that are expected to be recovered after the participation contract expires in early 2012.

Our table of proved reserves as of December 31, 2006, 2005, 2004 and 2003 includes no reserves for Block 16 in Ecuador for periods beyond the participation contract expiration date, which occurs in January 2012.

3.	Tell us if you have booked proved reserves for the Azurite area in the Republic of Congo as of December 31, 2006. If so, tell us how many reserves were classified as proved. If not, tell us the reasons, indicate when you anticipate doing so, and describe the circumstances that you believe would precipitate this action.

We have not booked proved reserves for the Azurite area in the Republic of Congo as of December 31, 2006. In order to be able to book Azurite reserves, several milestones must be achieved, none of which were completed by December 31, 2006. Required milestones include:

•	Executed presidential decree from the Republic of Congo published in the official government gazette

•	Finalized contract terms with vendors, allowing more certain estimates of expenditures to be made

•	Partner sanction of estimated expenditures

•	Further delineation of the field through appraisal drilling and/or maturing the project through development spending

We currently anticipate being able to begin booking reserves by 2008.

4.	Please submit a graph showing actual and future estimated production over time, with the forecast of future reserves annotated on the graph, for each of the producing wells you have an interest in within the onshore and offshore areas of the United States, as of December 31, 2006. Please include oil, gas and water production on the graphs. Please also include your working and net interest, gross cumulative production and net reserves that you attributed to each well as of December 31, 2006.

Confidential Treatment Pursuant to Rule 83 of FOIA is Requested by

Murphy Oil Corporation for Graphs Included as

Attachments 1 through 46 (000001 through 000046).

Attachments 1 through 46 in response to this Staff comment are being provided to the SEC in hard copy form under a separate cover letter.

Securities and Exchange Commission

Mr. Karl Hiller, Branch Chief

July 30, 2007

Risk Factors, page 8

5.	Given the property information disclosed on page F-35, indicating that approximately 55% of your proved reserves are classified as undeveloped, it seems you would need to include a risk factor setting forth the percentage and quantity of undeveloped reserves, and discussing the possible ramifications it may have on future results, in terms of the costs of development, and the greater uncertainty of realizing, through future production, the reserve quantities estimated. Please include a similar discussion of your proved developed non-producing reserves if they are material.

In future filings we will add the following example disclosure as a separate paragraph within Risk Factors when proved undeveloped reserves are deemed to represent a material portion of our total proved reserves.

“As of December 31, 2006, approximately 43% of the Company’s proved oil reserves and 79% of proved natural gas reserves are undeveloped. The ability of the Company to reclassify these undeveloped proved reserves to the proved developed classification is generally dependent on the successful completion of one or more operations, which might include further development drilling, construction of facilities or pipelines, and well workovers. Proved undeveloped reserves have inherently more risk than proved developed reserves, generally due to significant development work which is both costly and uncertain as to timing of completion prior to the start of production. Also, at December 31, 2006, the Company’s non-producing proved developed reserves represent approximately 9% of the Company’s total proved reserves on a barrel of oil equivalent basis. These non-producing proved developed reserves are primarily in the U.S. Gulf of Mexico and generally represent “behind pipe” reserves that will require an uphole recompletion to produce the more shallow oil or natural gas reservoir. These “behind pipe” reserves have more risk than producing proved developed reserves.”

Limited Control, page 9

6.	You indicate that most of your major producing properties are operated by others. Please also disclose the percentage of your reserves that you do not operate.

In the future, we will supplement our disclosure in Item 1A. Risk Factors to include the percentage of the Company’s proved reserves that are non-operated. We would propose amending this disclosure in the future to read as follows:

“Several major oil and natural gas fields in which the Company has ownership are operated by other companies. During 2006, approximately 56% of the Company’s total production was at fields operated by others, while at December 31, 2006, approximately 37% of the Company’s total proved reserves were located at fields operated by others.

Securities and Exchange Commission

Mr. Karl Hiller, Branch Chief

July 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Exploration and Production, page 18

7.	You indicate that the Front Runner field has experienced a series of well failures. Please tell us what you mean by this statement and what is required for the intervention work you cite. It should be clear whether you expect the series of well failures to impact proved reserves. Tell us if you have revised reserves downward in the Front Runner or Habenero fields in each of the last three years. If so, tell us by how much in each field, when you reduced reserves and the reasons.

Our statement regarding a series of well failures in Front Runner was a broad description of five reservoir compaction-related failures and one sub-surface safety valve (SSSV) failure. Required intervention work has included the following:

•	Washing out sand from downhole completion equipment using coiled tubing units

•	Side-tracking and re-drilling failed completions

•	Recompleting another well which passes through the same compartment as the failed completion

The failures themselves have not resulted in significant proved reserve reductions. In most cases, remaining recoverable volumes justified intervention work to re-access the volumes that were temporarily off production. Any compartment that was too small to economically justify intervention was de-booked, although these were only minor volumes.

However, significant reductions were made to the proved reserve base in Front Runner based upon performance prior to well failures. As of 12/31/2006, Front Runner had only been on production for two years. Negative revisions due to performance were made in 2005 and 2006, including:

•	-8.7 MMBOE in 2005

•	-2.9 MMBOE in 2006

The Habanero field has only had one negative revision since startup in 2003, which was a -1.6 MMBOE revision due to performance in 2006.

Controls and Procedures, page 35

8.	We note your disclosure in which you state that there were no significant changes in your internal control over financial reporting that occurred during the fourth quarter of 2006 that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Please revise your disclosure to clarify whether there were any changes in your internal control over financial reporting, rather than limiting the representation to significant changes, as required by Item 308(c) of Regulation S-K.

Securities and Exchange Commission

Mr. Karl Hiller, Branch Chief

July 30, 2007

In future filings we will refrain from using “significant” as a modifier for changes in internal controls over financial reporting. We would expect the future disclosure to read as follows:

“There have been no changes in our internal control over financial reporting in the quarterly period ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Murphy Oil Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter will satisfy your comments and request for further information. Please direct any further inquiries to my attention.

Sincerely,

/s/ Kevin G. Fitzgerald
Kevin G. Fitzgerald
Senior Vice President and Chief Financial Officer

JWE/rs

Attachments

Securities and Exchange Commission

Mr. Karl Hiller, Branch Chief

July 30, 2007

Attachments 1 through 46

Confidential treatment pursuant to Rule 83

of FOIA is requested by Murphy Oil Corporation for

graphs labeled Attachments 1 through 46 which are

being provided to the SEC in hard copy form under

a separate cover letter.